Brent D. Fassett
(720) 566-4025
bfassett@cooley.com

August 4, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:            Mr. Scot Foley

Re:               Allos Therapeutics Inc.

Registration Statement on Form S-3

Filed July 20, 2009

File No. 333-160679

Ladies and Gentlemen:

This letter is being filed on behalf of our client, Allos Therapeutics, Inc. (the “Company”), in response to comments received from the staff of the Commission (the “Staff”) by letter dated July 29, 2009 with respect to the above-referenced Registration Statement on Form S-3 (the “Form S-3”). The numbering of the paragraphs below corresponds to the numbering of your comment letter, the text of which we have incorporated into this response letter for your convenience.

1.             Please revise your disclosure to include a discussion of the private placement in which the shares to be offered through your registration statement were issued.

Upon effectiveness, the Form S-3 will register (a) an aggregate of up to $150 million of shares of common stock (including the related rights to purchase shares of Series A Junior Participating Preferred Stock) and preferred stock, depositary shares, various series of debt securities and warrants to purchase any of such securities, either individually or in units, for sale by the Company and (b) 26,124,430 shares of the Company’s common stock (including the related rights to purchase shares of Series A Junior Participating Preferred Stock) (the “Resale Shares”) for resale held by Warburg Pincus Private Equity VIII, L.P. (the “Selling Stockholder”).

The Resale Shares were not issued in private placement transactions.  Rather, a portion of the Resale Shares were issued on May 18, 2005 in exchange for shares of the Company’s preferred stock, which shares of preferred stock were issued in a registered offering on March 4, 2005 (the

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023  T: (720) 566-4000  F: (720) 566-4099  WWW.COOLEY.COM

“2005 Offering”), and the remainder of the Resale Shares were issued in a registered offering on May 29, 2008 (the “2008 Offering”).

In the 2005 Offering, which is described in the Rule 424(b)(5) prospectus supplement filed by the Company with the Commission on March 3, 2005, the Company sold 2,262,443 shares of Series A Exchangeable Preferred Stock (“Exchangeable Preferred”) to the Selling Stockholder pursuant to the Company’s effective shelf Registration Statement on Form S-3 (Commission File No. 333-113353).  The shares were sold pursuant to a Securities Purchase Agreement, dated March 2, 2005, by and among the Company, the Selling Stockholder and certain other investors (the “Purchase Agreement”).  The Purchase Agreement is incorporated by reference as Exhibit 10.06 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”), which in turn is incorporated by reference into the Form S-3.

At the Company’s annual meeting of stockholders held on May 18, 2005 the Company’s stockholders voted to approve the issuance of shares of common stock in exchange for shares of Exchangeable Preferred.  As a result of such approval the Company issued 22,624,430 shares of common stock to the Selling Stockholder in exchange for the Selling Stockholder’s shares of Exchangeable Preferred on May 18, 2005.  A description of the terms of the exchange approved by the Company’s stockholders is included in the definitive proxy statement on Schedule 14A filed by the Company with the Commission on April 14, 2005.

In the 2008 Offering, which is described in the Rule 424(b)(5) prospectus supplement filed by the Company with the Commission on May 23, 2008, the Selling Stockholder acquired 3,500,000 additional shares of the Company’s common stock in an underwritten public offering of common stock registered under the Company’s effective shelf Registration Statement on Form S-3 (Commission File No. 333-113353).

Because the Resale Shares were issued in registered offerings, the Company respectfully believes the disclosure in the Form S-3 is adequate.

2.             We note that you are party to a registration rights agreement with Warburg Pincus Private Equity VIII, L.P.  Please either file this agreement as an exhibit to your registration statement or incorporate this agreement by reference to another filing to which it is exhibited.

In response to the Staff’s foregoing comment, the Company respectfully submits that the referenced registration rights agreement (the “Registration Rights Agreement”) is incorporated by reference as Exhibit 10.07 to the 2008 10-K and that the 2008 10-K is incorporated by reference into the Form S-3.  Accordingly, the Company believes the Form S-3 adequately addresses the Staff’s comment.

* * *

On behalf of the Company, we hereby acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the Form S-3;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form S-3; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please note that the Company currently anticipates requesting acceleration of the effectiveness of the Form S-3 during the week of August 3, 2009.  We appreciate your responsiveness and assistance with the Form S-3.

Please do not hesitate to call me at (720) 566-4025 or Marc H. Graboyes at (720) 540-5216 if we can be of assistance.

Very truly yours,

COOLEY GODWARD KRONISH LLP

/s/ Brent D. Fassett

Brent D. Fassett, Esq.

cc:                Marc H. Graboyes, Esq. (Allos Therapeutics, Inc.)

James C. T. Linfield, Esq. (Cooley Godward Kronish LLP)

Nathan E. Seiler, Esq. (Cooley Godward Kronish LLP)